GREAT-WEST
LIFECO INC.

RECEIVED
2007 DEC -6 P 1:49
ICE OF INTE... CORPORA...

07028511

December 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated November 26, 2007 announcing Great-West Lifeco subsidiary to sell its U.S. healthcare business, and
- Press Release dated November 28, 2007 announcing Normal Course Issuer Bid including Notice of Intention.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

GREAT-WEST
LIFECO INC.

RECEIVED
2007 DEC -6 P 1:40

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco subsidiary to sell its U.S. health care business

Lifeco's U.S. focus to be on its financial services businesses

Winnipeg, November 26, 2007. . . Great-West Lifeco Inc. announced today that its subsidiary, U.S.-based Great-West Life & Annuity Insurance Company, has signed a definitive agreement to sell its health care business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. The transaction has an enterprise value of US $2.25 billion and is expected to close during the first half of 2008, subject to regulatory and certain other approvals.

"In the United States, Great-West Lifeco will now be entirely focused on broadening and expanding its financial services business," said Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco.

Great-West Healthcare provides a variety of medical, dental, vision, life and disability coverage to approximately 5,200 employer groups and 2.2 million members across the United States.

"We are committed to working with CIGNA to facilitate a smooth and efficient transition for Great-West Life & Annuity's current U.S. group health care customers, distribution systems and employees," McFeetors said.

"In Great-West Healthcare, CIGNA is acquiring a well-run organization with a strong team and a reputation for quality service and innovation," said H. Edward Hanway, CIGNA chairman and chief executive officer.

Great-West Life & Annuity will receive US $1.5 billion in cash and will retain an estimated US $750 million representing the amount of equity invested in the business as at the anticipated closing date. After payment of taxes and write-offs associated with intangibles and certain other assets of the business, the Company will have approximately US $1.6 billion that will be used to repay bridge financing associated with the acquisition of Putnam Investments, LLC, which transaction was completed on August 3, 2007.

Goldman, Sachs & Co. acted as Great-West Life & Annuity's financial advisor for the transaction, and Dewey & LeBoeuf LLP acted as legal counsel.

. . . /2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Great-West Life & Annuity will continue to serve its more than 4 million financial services customers through its Great-West Retirement Services® and Individual Markets business lines. These business units offer employer-sponsored defined contribution savings plans and services, business-owned life insurance products, and individual life insurance and annuity products.

Through acquisitions and organic growth, Great-West Life & Annuity's assets under management in its Retirement Services and Individual Markets businesses have grown to US $127 billion at Sept. 30, 2007 from US $87 billion at year-end 2005. Great-West Lifeco assets under administration in the U.S., including those of Putnam, total US $336 billion.

Great-West Healthcare, a division of Great-West Life & Annuity, is a national employee benefits provider with expertise in self-funding and health care management solutions. Nationally, the division operates a health care network that includes 4,275 hospitals and 578,000 providers and provides health care services to 2.2 million people.

Great-West Life & Annuity Insurance Company, headquartered in metro-Denver, serves its customers through a full range of health care plans, life and disability insurance, annuities, and retirement savings products and services. It is an indirect, wholly owned subsidiary of Great-West Lifeco Inc. Great-West Life & Annuity Insurance Company is not licensed to do business in New York. Products are sold in New York by its subsidiary, First Great-West Life & Annuity Insurance Company, White Plains, N.Y.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $400 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Analyst Conference Call

The Company will host a conference call on Tuesday, November 27, 2007 at 8:30 am (EST) to discuss this transaction. This call can be accessed by dialing either Toronto local 416-406-6419; Toll Free 1-888-575-8232; or Global (Country Code) 800-9559-6849.

.../3

Cautionary Note Regarding Forward-Looking Information

This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to the expected closing of the sale of the Great-West Healthcare business to CIGNA and the expected benefits of the transaction are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures

This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "surplus before taxes and before write-offs associated with the intangibles and certain other assets of the business", "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President
Communication Services
Great-West Lifeco Inc.
(204) 946-7705

Lisa Gigax
Director, Corporate Affairs
Great-West Life & Annuity
Insurance Company
(303) 737-6290

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco announces Normal Course Issuer Bid

Winnipeg, November 28, 2007. . . Great-West Lifeco Inc. announced today that a normal course issuer bid has been accepted by The Toronto Stock Exchange.

The Corporation intends to purchase for cancellation, during the course of the bid, up to but not more than 6,000,000 Common Shares (the "Common Shares"), representing 0.67% of the outstanding Common Shares (or 2.69% of the public float) on November 23, 2007. As of November 23, 2007, the total number of issued and outstanding Common Shares was 892,474,797 (with a pubic float of 222,728,724 Common Shares). The average daily trading volume for the six months preceding the date hereof is 530,775 Common Shares. Any shares purchased by the Corporation under the bid will be cancelled.

The bid will commence on December 1, 2007 and will terminate on November 30, 2008.

Purchases will be made through the facilities of The Toronto Stock Exchange at prevailing market prices.

The Corporation utilizes the normal course issuer bid program to acquire the Common Shares in order to mitigate the dilutive effect of stock options under the Corporation's Stock Option Plan.

During the past 12 months, the Corporation has not purchased any Common Shares pursuant to its previous normal course issuer bid.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $400 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

- end -

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

November 28, 2007

Commission des valeurs mobilières du Québec
800, square Victoria, 21e étage, C.P. 246
Tour de la Bourse
Montréal, (Québec)
H4Z 1G3

Dear Sir or Madame,

Re: Great-West Lifeco Inc.
2007 Normal Course Issuer Bid for Common Shares

A copy of the Notice of Intention to Make a Normal Course Issuer Bid was previously approved by the Toronto Stock Exchange and filed with SEDAR. The related Press Release was filed with SEDAR on November 28, 2007.

The following is the information required by section 189.1.2 of the Quebec Regulations with respect to the **Common Shares** of the Corporation:

(1) Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

(2) Holders of Common Shares of Great-West Lifeco Inc.

(3) Great-West Lifeco Inc. Common Shares **(CUSIP # 39138C106)**

(4) December 1, 2007 through November 30, 2008

(5) 6,000,000

(6) $33.24 (closing price of shares on November 23, 2007)

(7) Fee of $9,972 (6,000,000 x .02% x 25% x $33.24) was filed via SEDAR.

Signed: Great-West Lifeco Inc.

per: Laurie A. Speers
Associate Secretary

Phone: (204) 946-8682
Fax: (204) 946-4139

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the "*Corporation*") hereby gives notice of its intention to make a normal course issuer bid (the "*Bid*") to purchase, from time to time, if it is considered advisable, certain of its outstanding common shares (the "*Common Shares*") through the facilities and in accordance with the rules, regulations and policies of The Toronto Stock Exchange (the "TSX").

1. Securities Sought

As of November 23, 2007, the total number of issued and outstanding Common Shares was 892,474,797 (with a public float of 222,728,724 Common Shares). The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 6,000,000 Common Shares representing 0.67% of the outstanding Common Shares (or 2.69% of the public float) on November 23, 2007. The maximum number of shares that may be acquired under the Bid is 44,623,740 Common Shares. The average daily trading volume for the six months preceding the date of acceptance of this notice by the TSX is 530,775 Common Shares. Any Common Shares purchased by the Corporation under the Bid will be cancelled.

2. Duration

The Bid will commence on December 1, 2007 and will terminate on the earlier of:

(a) November 30, 2008; and

(b) the date on which the maximum number of Common Shares has been purchased by the Corporation pursuant to the Bid.

3. Method of Acquisition

Purchases will be effected through the facilities of the TSX. Purchases of and payment for the Common Shares will be made by the Corporation in accordance with the requirements of the TSX. The price which the Corporation will pay for any Common Shares acquired by it will be the market price of such shares at the time of acquisition. The Corporation has no present intention of purchasing Common Shares of the Corporation other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

4. Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of such Common Shares.

5. Reasons for the Normal Course Issuer Bid

The Corporation utilizes the normal course issuer bid program to acquire the Common Shares in order to mitigate the dilutive effect of stock options under the Corporation's Stock Option Plan.

6. Valuation

After reasonable inquiry, the directors and officers of the Corporation are not aware of any valuation or appraisal of the Corporation or its material assets or securities prepared within the two years preceding the date hereof.

7. Previous Purchases
During the 12-month period preceding the date hereof, the Corporation has not purchased any Common Shares pursuant to its previous normal course issuer bid.

8. Persons Acting Jointly or in Concert with the Corporation
There are no persons acting jointly or in concert with the Corporation in connection with the Bid.

9. Acceptance by Insiders, Affiliates and Associates
To the knowledge of the undersigned after reasonable inquiry, (i) no director or senior officer of the Corporation, (ii) no associate of a director or senior officer of the Corporation, (iii) no person acting jointly or in concert with the Corporation, and (iv) no person holding 10% or more of any class of equity securities of the Corporation, intends to sell the Common Shares during the course of the Bid.

10. Material Changes in the Affairs of the Corporation
There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Corporation.

11. Participating Organization Information

Broker:	RBC Dominion Securities Inc.
Registered Representative:	Mr. Graham MacKenzie
Address:	Royal Bank Plaza – South Tower 200 Bay Street – 2nd Floor Toronto, Ontario M5J 2W7
Fax Number:	(416) 842-6100

12. Certificate
The undersigned, a director or senior officer of the Corporation, duly authorized by the board of directors of the Corporation, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 26th day of November, 2007.

On behalf of the Board of Directors
of Great-West Lifeco Inc.

W. W. Lovatt
Vice-President, Finance, Canada

END